September 22, 1999

Mr. Francis J. Kramer
President and Chief Operating Officer
II-VI Incorporated
375 Saxonburg Blvd.
Saxonburg, PA 16056

Dear Mr. Kramer:

     We are in receipt of your letter dated September 22, 1999. As you know from prior discussions with a Committee of our Board of Directors, the Committee has reported to the full Board of Directors on each of your various oral proposals with respect to the possible acquisition of the outstanding shares of Laser Power Corporation. The Committee and the Board have evaluated each of your proposals, including the proposal contained in your letter. The Board has determined that none of your proposals to date has adequately reflected the value inherent in the Company.

     The Board of Directors and management of Laser Power remain committed to increasing the value of the Company for its stockholders.

Sincerely,

/s/ Robert G. Klimasewski
Chairman of the Board of Directors